SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

VORNADO REALTY TRUST
VORNADO REALTY L.P.
(Name of Subject Company (Issuer))

VORNADO REALTY TRUST
(Name of Filing Person (Offeror))

3.625% Convertible Senior Debentures due 2026
2.85% Convertible Senior Debentures due 2027
(Title of Class of Securities)

929043AE7 (3.625% Convertible Senior Debentures due 2026)
929042AC3 (2.85% Convertible Senior Debentures due 2027)
(CUSIP Number of Class of Securities)

Joseph Macnow
888 Seventh Avenue
New York, NY 10019
(212) 894-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)

$2,012,907,000	$112,320.21

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of (i) $886,969,000 aggregate principal amount of the Vornado Realty Trust’s 3.625% Convertible Senior Debentures due 2026, which are fully and unconditionally guaranteed by Vornado Realty L.P., at the tender offer price of $1,000 per $1,000 principal amount of such debentures and (ii) $1,125,938,000 aggregate principal amount of Vornado Realty Trust’s 2.85% Convertible Senior Debentures due 2027, which are fully and unconditionally guaranteed by Vornado Realty L.P., at the tender offer price of $1,000 per $1,000 principal amount of such debentures. No separate consideration is being offered or paid in respect of the guarantees.

(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $112,320.21	Filing Party: Vornado Realty Trust
Form or Registration No.: SC TO-I	Date Filed: November 2, 2009
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third-party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 2, 2009 (the “Schedule TO”), which relates to separate offers (each an “Offer” and collectively, the “Offers”) by Vornado Realty Trust (the “Company”), a fully integrated real estate investment trust organized under the laws of the State of Maryland, to purchase any and all of the Company’s issued and outstanding (i) 3.625% Convertible Senior Debentures due 2026, which are fully and unconditionally guaranteed by Vornado Realty L.P. (the “Partnership”), a limited partnership organized under the laws of the State of Delaware (the “2026 Debentures”), for cash, at the consideration equal to $1,000 per $1,000 principal amount of the 2026 Debentures purchased and (ii) 2.85% Convertible Senior Debentures due 2027, which are fully and unconditionally guaranteed by the Partnership (the “2027 Debentures” and together with the 2026 Debentures, the “Debentures”), for cash, at the consideration equal to $1,000 per $1,000 principal amount of the 2027 Debentures purchased, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal. These Offers consist of two separate offers, one for each series of Debentures. The Company’s obligation to accept for payment, and to pay for, any Debentures validly tendered pursuant to an Offer is subject to satisfaction of the applicable conditions described in the Offer to Purchase. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     The information in the Offer to Purchase and the Letter of Transmittal, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. All references herein to page numbers and sections in the Offer to Purchase and the Letter of Transmittal refer to page numbers and sections in those documents as they were filed with the SEC via EDGAR as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.
Amendments to the Offer to Purchaser
     The Offer to Purchase and Items 1, 4, 7 and 12 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
     (1) On page 11, the section entitled “Compliance With ‘Short Tendering’ Rule” is deleted in its entirety.
     (2) On page 15, the parenthetical statement in the second paragraph that reads “(including any action or inaction by us)” is deleted.
     (3) On page 16, the first full paragraph is hereby amended by deleting the first sentence in its entirety and replacing it with the following:
     “The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, regardless of the circumstances giving rise to any such condition and, other than those dependent upon the receipt of necessary government approval, may be waived by the Company in whole or in part, at any time and from time to time, in the sole discretion of the Company, whether or not any other condition of an Offer is also waived, prior the applicable Expiration Time of such Offer.”
     (4) On page 22, the first paragraph relating to IRS Circular Disclosure 230 is amended by deleting that paragraph in its entirety.
     (5) On page 31, the second paragraph is amended by deleting the third sentence in its entirety and by deleting “, however,” from the fourth sentence.

Amendment to the Letter of Transmittal
     The Letter of Transmittal and Item 12 of the Schedule TO are hereby amended and supplemented as follows:
     (1) On page 10, the first paragraph following “8. Backup Withholding”, which relates to IRS Circular Disclosure 230, is amended by deleting that paragraph in its entirety.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009	VORNADO REALTY TRUST
	By:	/s/ Joseph Macnow
		Name:	Joseph Macnow
		Title:	Executive Vice President — Finance and Administration and Chief Financial Officer

EXHIBIT INDEX
     Exhibits filed as a part of this Amendment No. 1 are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated November 2, 2009.*

(a)(1)(iv)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(5)(i)	Press Release dated November 2, 2009.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture, dated as of November 20, 2006 among Vornado Realty Trust, as Issuer, Vornado Realty L.P., as Guarantor and The Bank of New York, as Trustee (the “2006 Indenture”) — Incorporated by reference to Exhibit 4.1 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

(d)(2)	Form of 3.625% Convertible Senior Debentures due 2026 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

(d)(3)	Form of Guarantee of Vornado Realty L.P. relating to the 3.625% Senior Debentures due 2026 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

(d)(4)	Company’s officers’ certificate forming a part of the 2006 Indenture and setting forth additional terms of the 3.625% Senior Debentures due 2026 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

(d)(5)	Form of 2.85% Convertible Senior Debentures due 2027 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.

(d)(6)	Form of Guarantee of Vornado Realty L.P. relating to the 2.85% Senior Debentures due 2027 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.

(d)(7)	Company’s officers’ certificate forming a part of the 2006 Indenture and setting forth additional terms of the 2.85% Senior Debentures due 2027 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed